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Charlie Arnot
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For Immediate Release:
June 4, 2003

PSF Group Holdings, Inc. Announces Results
for 4th Quarter and Fiscal 2003

Kansas City, Mo. - PSF Group Holdings, Inc., the parent company of Premium Standard Farms, Inc., today reported results for its fourth quarter and fiscal year ended March 29, 2003. Net loss for the fourth quarter was $11.6 million compared to $0.7 million net loss for the fourth quarter of last year.

"A confluence of events, including an excess of domestic meat protein and larger than expected production in the hog industry, caused a severe downturn in lean hog and wholesale pork prices, which negatively impacted our financial results in fiscal 2003. Hog prices declined 24% in fiscal year 2003, compared to fiscal 2002," said John Meyer, CEO. "The hog industry and other meat protein sectors are finally realizing a reduction in supply, which is currently improving prices. This positive turn in the hog cycle has been delayed longer than we expected, but in recent weeks we have witnessed a strong upward movement in prices. We anticipate that we will experience higher prices throughout most of fiscal 2004, but the extent and duration of the improved prices is largely dependent on the actual supply of meat protein including beef and poultry."

Net loss for fiscal 2003 was $38.6 million compared with net income of $25.4 million for fiscal 2002. Net sales of $159.5 million for the fourth quarter ended March 29, 2003 increased 3.6% from $153.9 million for the comparable period last year. Net sales for fiscal 2003 were $608.4 million, compared to $674.9 million for the same period last year, a decrease of 9.9%.

Premium Standard Farms, Inc., a wholly-owned subsidiary of PSF Group Holdings, Inc., is a leading vertically integrated provider of pork products to the wholesale and retail, food service and institutional markets in the United States and export customers in more than 20 countries. Premium Standard Farms, Inc. is the nation's second largest pork producer and seventh largest pork processor, with approximately 4,000 employees working at farms and processing facilities in Missouri, North Carolina and Texas.

This news release contains "forward-looking statements" within the meaning of the federal securities laws. The terms "expected," "anticipate," "currently improving", "experience", "dependent", and similar expressions made with respect to our earnings and outlook for the future contain some forward-looking information. Naturally, all forward-looking statements involve risk and uncertainty and actual results or events could be materially different. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our goals will be achieved. Important factors that could cause actual results to differ include: economic conditions generally and in our principal markets; competitive practices and consolidation in the pork production and processing industries; the impact of current and future laws, government regulations and fiscal policies affecting our industry and operations, including environmental laws and regulations, trade embargoes and tariffs; domestic and international transportation disruptions; food safety; the availability of additional capital to fund future commitments and expansion and the cost and terms of financing; outbreaks of disease in our herds; feed ingredient costs; fluctuations in live hog and wholesale pork prices; customer demands and preferences; and the occurrence of natural disasters and other occurrences beyond our control. In light of these risks, uncertainties and assumptions, the forward-looking events discussed might not occur.

A copy of the Company's Form 10K for fiscal 2003 is available on the internet at www.psfarms.com.

PSF Group Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(in 000's)

	13 Weeks Ended March 29, 2003	13 Weeks Ended March 30, 2002	Fiscal Years Ended 52 Weeks March 29, 2003	52 Weeks March 30, 2002
Net Sales	$ 159,540	$ 153,939	$ 608,414	$ 674,946
Cost of Goods Sold	169,052	146,191	631,870	589,183
Gross Profit	(9,512)	7,748	(23,456)	85,763
Selling, General and Administrative Expenses	4,764	4,761	18,267	21,551
Other Income, net	(1,762)	(102)	(2,293)	(558)
Operating (Loss) Income	(12,514)	3,089	(39,430)	64,770
Other (Expense) Income:				
Interest Expense	(6,566)	(3,590)	(24,000)	(20,835)
Interest Income	126	68	255	431
Loss on Early Extinguishment of Debt	-	-	-	(2,192)
Other Expense, net	(6,440)	(3,522)	(23,745)	(22,596)
(Loss) Income before Income Taxes	(18,954)	(433)	(63,175)	42,174
Income Tax Benefit (Expense)	7,373	(270)	24,575	(16,809)
Net (Loss) Income	$ (11,581)	$ (703)	$ (38,600)	$ 25,365

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